SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Attached to this Report on Form 6-K is the press release issued by the registrant on February 3, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 3, 2004	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS STRONG RESULTS FOR

THIRD FISCAL QUARTER

— Net Income Up 63.5 Percent for Nine-Month Period; Sales Up 24.4 Percent —

HONG KONG — February 3, 2004 — Highway Holdings Limited (Nasdaq: HIHO) today reported financial results for its third fiscal quarter and nine months ended December 31, 2003, reflecting increased sales across all three business segments.

Net income for the fiscal third quarter increased 32 percent to $214,000, or $0.07 per diluted share, compared with $162,000, or $0.06 per diluted share a year ago — despite a 12.1 percent increase in the diluted weighted average shares outstanding over the fiscal third quarter in 2002. Net sales for the quarter climbed 20.7 percent to $6.4 million from $5.3 million a year earlier.

For the nine months, net sales increased 24.4 percent to $18.6 million from $15.0 million a year earlier. For the same period of fiscal 2004, the company reported net income of $574,000, or $0.18 per diluted share, compared with $351,000, or $0.12 per diluted share, in fiscal 2003.

“The company’s increase in sales for the fiscal third quarter represents our seventh consecutive quarter of sales growth. Our optimism moving forward reflects confidence in the company’s ability to continue its success at attracting OEM metal manufacturing business of a high caliber,” said Roland Kohl, chairman and chief executive officer.

Gross profit for the third quarter increased 16 percent to $1.2 million from $1.0 million last year. Gross profit as a percentage of sales for the third quarter of fiscal 2004 was essentially unchanged from last year – despite increased pricing pressures in certain of the company’s business segments. Sales from all of the company’s business divisions, metal manufacturing, camera, clock and watch, increased for the third fiscal quarter over the same period last year.

Gross profit for the nine-month period climbed 18.3 percent to $3.5 million from $2.9 million a year ago due to the increase in sales. However, gross profit as a percentage of sales for the nine months decreased to 19 percent compared with 20 percent last year.

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Highway Holdings Ltd.

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Operating income for the third fiscal quarter decreased by $7,000 as a result of a slight decrease in gross margins as a percentage of sales, a provision for a write down of certain inventory assets and a provision for doubtful receivables, as discussed below.

Operating income for the nine months tripled to $364,000 from $121,000 a year ago, despite the impact of pricing pressures on the company’s businesses.

Kohl noted that sales derived from the company’s metal manufacturing division during the third fiscal quarter increased by 29.3 percent. As a result, sales from metal manufacturing represented 59.4 percent of total sales, compared with 55.4 percent a year ago and 56.0 percent in the preceding second quarter of fiscal 2004. Kohl attributed the division’s growth to the success of a recently adopted strategy to aggressively market Highway Holdings’ metal manufacturing capabilities in order to attract high-volume business.

He added that clock sales continued to benefit from the company’s focused marketing efforts, as well as increased business from OEM customers – particularly for the radio-controlled clocks manufactured by Highway Holdings. Watch and clock sales for the quarter increased 12.0 percent to $571,000 from $510,000 last year, and represented approximately nine percent of total sales.

Camera sales for the current quarter increased 2.4 percent to $1.5 million from $1.4 million in the quarter a year earlier.

Kohl noted the strength of the company’s balance street, with working capital at December 31, 2003 of $8.3 million, up from $7.75 million at the close of the prior fiscal year, March 31, 2003. Shareholders’ equity improved to $12.3 million from $11.9 million. The company’s current ratio was 2.63:1 at December 31, 2003, with essentially no long-term debt.

Separately, the company said it has closed its operations in Bulgaria and relocated the manufacturing of cameras that had been conducted there back to its operations in China. The Bulgarian facilities had been established in January 2001 in order to manufacture cameras for the European market. However, the goals of capitalizing on Bulgaria’s low wages and low transportation costs, and faster delivery due to the proximity of the facilities to the company’s European markets, were never realized.

In light of these factors, as well as management’s focus and commitment to improving profitability, and little likelihood for a turnaround in the situation, a decision was made to close the facility in Bulgaria. Kohl noted that the company is prepared to take additional cost-cutting measures to eliminate unprofitable operations that do not improve in a timely manner after corrective measures are implemented. In this regard, he noted that the company is restructuring its German

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Highway Holdings Ltd.

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operations. As a precautionary measure, Kohl said results for the 2004 fiscal nine-month period include the establishment of a $518,000-provision to cover the potential write down of certain inventory assets and a provision for doubtful receivables.

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures watches, clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the Registration Statement on Form F-1, as amended (Registration No. 333-05980), and the company’s annual reports on Form 20-F.

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(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Net sales	$6,457	$5,349	$18,644	$14,985
Cost of sales	5,259	4,314	15,179	12,055

Gross profit	1,198	1,035	3,465	2,930
Selling, general and administrative expenses	1,122	952	3,101	2,809

Operating income	76	83	364	121

Non-operating items
Interest expenses	(13)	(13)	(54)	(45)
Exchange gain, net	214	112	321	306
Interest income	0	1	10	15
Other income	11	7	50	24

Total non-operating income	212	107	327	300

Shares of loss of affiliate	0	(5)	0	(5)

Net income before income taxes	288	185	691	416
Income taxes	74	23	116	65

Net income before Minority Interest	$214	$162	$575	$351

Minority Interest	0	0	(1)	0

Net income after Minority Interest	$214	$162	$574	$351

Earnings per share - basic	$0.07	$0.06	$0.19	$0.12

Weighted average number of shares - basic	2,993	2,903	3,034	2,903

Earnings per share -diluted	$0.07	$0.06	$0.18	$0.12

Weighted average number of shares - basic	3,255	2,903	3,253	2,903

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Dec. 31 2003	March 31 2003
	(Unaudited)
Current assets
Cash and cash equivalents	$4,575	$3,148
Restricted cash	965	1,157
Short term investment	300	0
Accounts receivable, net of doubtful accounts	2,384	2,872
Inventories	4,571	4,572
Prepaid expenses and other current assets	644	254

Total current assets	13,439	12,003

Property, plant and equipment, net	3,520	3,657
Investment and advance in affiliate	114	109
Industrial property rights	697	725

Total assets	$17,770	$16,494

Current liabilities:
Short-term borrowings	$1,386	$1,156
Current portion of long-term debt	153	125
Accounts payable	2,206	1,917
Accrual payroll and employee benefits	298	349
Other liabilities and accrued expenses	1,065	703

Total current liabilities	5,108	4,250

Long-term debt	71	105
Deferred income taxes	231	231
Minority interest	3	1
Commitments and contingencies	0	0

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued, 3,071,623 shares at December 31, 2003; outstanding shares at Dec 31, 2003: 3,033,823	31	30
Additional paid-in capital	9,032	8,793
Retained earnings	3,548	3,210
Capital reserve	(22)	0
Accumulated other comprehensive income	(179)	(73)
Treasury shares, at cost-37,800 shares in 2003	(53)	(53)

Total shareholders’ equity	12,357	11,907

Total liabilities and shareholders’ equity	$17,770	$16,494